                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                    International Menu Solutions Corporation
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   0001121553
                                 (CUSIP Number)

                                   Lynda King
                    Southbridge Investment Partnership No. 1
                             150 Water Street South
                       Cambridge, Ontario, Canada N1R 3E2
                            Telephone: (519) 621-8886
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 28, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (page 1 of 9 pages)

CUSIP No. 0001121553                                           Page 2 of 9 Pages
                                   MENU - 13 D

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Southbridge Investment Partnership No. 1

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) / /
                                                            (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ontario, Canada

         NUMBER OF                             7. SOLE VOTING POWER
         SHARES                                      4,212,699
         BENEFICIALLY                          8. SHARED VOTING POWER
         OWNED BY                                       0
         EACH                                  9. SOLE DISPOSITIVE POWER
         REPORTING                                   4,212,699
         PERSON WITH                           10. SHARED DISPOSITIVE POWER
                                                        0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  4,212,699 Shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.16%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. 0001121553                                           Page 3 of 9 Pages
                                   MENU - 13 D


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  SIPGP No. 1 Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) / /
                                                            (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ontario, Canada

         NUMBER OF                             7. SOLE VOTING POWER
         SHARES                                         4,212,699
         BENEFICIALLY                          8. SHARED VOTING POWER
         OWNED BY                                           0
         EACH                                  9. SOLE DISPOSITIVE POWER
         REPORTING                                      4,212,699
         PERSON WITH                           10. SHARED DISPOSITIVE POWER
                                                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  4,212,699 Shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.16%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No. 0001121553                                           Page 4 of 9 Pages
                                   MENU - 13 D

ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of International Menu Solutions Corporation, a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 350 Creditstone Road, Unit 202, Concord, Ontario, Canada L4K 3Z2.

ITEM 2.  IDENTITY AND BACKGROUND

(a) - (c) and (f). This statement on Schedule 13D is being filed on behalf of Southbridge Investment Partnership No. 1, an Ontario limited partnership ("Southbridge") and SIPGP No.1, an Ontario corporation ("SIPGP"). Southbridge and SIPGP are sometimes referred to herein as the "Reporting Persons." SIPGP is the sole general partner of Southbridge, even though it owns a nominal interest in Southbridge. Foundation Trust, a trust created under the laws of Ontario, is the limited partner of Southbridge and owns the majority of partnership interest in Southbridge. The principal executive offices of the Reporting Persons are located at 150 Water Street, South Cambridge, Ontario, Canada N1R 3E2. The principal business of the Reporting Persons is to invest funds of Southbridge for the beneficiaries of the Foundation Trust.

The name, business address and present principal occupation or employment of each executive officer, general partner, trustee, director or controlling person of the Reporting Persons is set forth in Exhibit A to this Schedule 13D. Each of such executive officers, directors, partners and trustees is a citizen of Canada.

(d) - (e). Neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the individuals or entities listed in Exhibit A has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the individuals or entities listed in Exhibit A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which each individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable

ITEM 4. PURPOSE OF THE TRANSACTION

Southbridge acquired its shares of Common Stock for investment purposes. Pursuant to the Subscription Agreement, dated October 22, 1999, in October 2000 Southbridge nominated two (2) representatives to the Board of Directors of the Issuer. At such time, the Issuer increased the size of its Board of Directors from three (3) to four (4) directors to accommodate Southbridge's right to representation on the Board of Directors. Southbridge nominated Lynda King and Reginald Petersen as its representatives on the Board. Lynda King is a partner of Southbridge Capital, the manager of Southbridge. Reginald Petersen is an associate of Southbridge. Ms. King and Mr. Petersen are also directors of SIPGP No. 1 Inc., the general partner of Southbridge.

On November 27, 2000, the Issuer entered into a Financing Support Agreement with Southbridge, under the terms of which Southbridge agreed to provide, until January 15, 2002 (the "Maturity Date"), a limited recourse guarantee of the indebtedness of the Issuer is favor of the Bank of Nova Scotia related to a temporary extended line of credit not to exceed CDN$3,000,000. In addition, Southbridge also provided a general hypothecation and pledge of marketable securities to support advances up to CDN$3,000,000. The Issuer paid a transaction fee of

CUSIP No. 0001121553
                                                               Page 5 of 9 Pages
                                   MENU - 13 D

CDN$100,000 and will pay a support fee of $400,000 on March 31, 2001 if (i) the terms of the Loan Agreement entered into on June 5, 2000 among the Issuer, Southbridge, First Ontario Labour Sponsored Investment Fund Ltd., and the Bank of Montreal Capital Corporation (the "Loan Agreement") have not been renegotiated by December 31, 2000, (ii) Issuer's authorized and issued capital have not been amended so as to permit determination with relative certainty the number of Common Stock of the Issuer holders of International Menu Solutions Inc. exchangeable shares are entitled to receive pursuant to the attributes of such shares, and (iii) other existing rights to acquire additional shares of the Issuer have not been fixed by March 31, 2001. In addition, Issuer will pay Southbridge a guarantee fee of 5% per annum on the daily advanced portion of the additional credit facility and a standby fee of 3% per annum on the daily unadvanced portion of the additional credit facilities. In addition, unless otherwise agreed in connection with the renegotiation of the Loan Agreement, the Issuer will issue to Southbridge no later than February 28, 2001, 3,461,538 warrants (the "Financing Support Warrants"), each to purchase one (1) share of Common Stock at an exercise price of US$0.90 with an expiration date of November 15, 2005. In addition, until the later of the Maturity Date or the date Southbridge no longer has an obligation under the guarantee or hypothecation discussed above, Southbridge will have majority representation on the Issuer's Board of Directors.

Other than the potential exercise of the Special Warrants (as hereinafter defined) and the Warrants (as hereinafter defined) Southbridge currently owns and the Financing Support Warrants which may be issued by February 28, 2001, Southbridge has no present intention of acquiring additional shares of Common Stock. Southbridge may determine to dispose of shares of Common Stock at any time (by exercising its rights under the Registration Rights Agreements described in Item 6 or otherwise) based on future market conditions and other relevant factors.

Except as disclosed in this statement, neither Southbridge nor, to the best of Southbridge's knowledge, any of the individuals listed in Exhibit A, has any plan or proposal which would relate or result in any of the events or transactions described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, the reporting persons beneficially own 4,212,699 shares of Common Stock, consisting of 1,790,447 shares currently outstanding, 400,000 shares issuable upon exercise of warrants (the "Warrants") and 2,022,222 shares issuable upon the October 22, 2000 deemed exercise of the special warrants (the "Special Warrants"). Such 4,212,669 shares constitute approximately 28.16% of the outstanding shares of Common Stock, based on 12,538,434 shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000 and after giving effect to the exercise of the Warrants and Special Warrants. Such figures do not include any shares which may be issuable upon exercise of the Financing Support Warrants which may be issued.

Under the Warrants, Southbridge is entitled to purchase up to 200,000 shares of Common Stock of the Issuer at a price of CDN$2.25 per share, and 200,000 shares of Common Stock at a price of CDN$2.625 per share through April 16, 2001.

The Special Warrants, were originally exercisable for an aggregate of 1,555,556 Class X shares ("Exchangeable Shares") of IMSI. Subsequently, due to a failure to satisfy certain financing and other targets, the Special Warrants are instead exercisable for the purchase of 2,022,222 shares of Common Stock of the Issuer. The Special Warrants were, by their terms, deemed to have been exercised as of October 22, 2000.

Michael Petersen, the president of SIPGP No. 1 Inc., purchased 4,000 shares of the Common Stock in the open market in March 1999 and 5,000 shares of Common Stock in the open market in September 2000. He is the beneficial owner of those shares, which represent approximate 0.072% of the outstanding Common Stock, based

CUSIP No. 0001121553
                                                               Page 6 of 9 Pages
                                   MENU - 13 D

on 12,538,434 shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000

Lynda King, the vice-president, secretary and treasurer of SIPGP No. 1 Inc., purchased 7,000 shares of Common Stock in the open market between February and June 2000. She is the beneficial owner of 7,000 shares, which represents 0.06% of the outstanding Common Stock, based on 12,538,434 shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000.

(b) Each of the Reporting Persons has the sole power to vote shares of Common Stock beneficially owned by it.

Mr. Petersen has the sole power to vote shares of the Common Stock beneficially owned by him.

Ms. King has the sole power to vote shares of Common Stock beneficially owned by her.

(c) Southbridge or its affiliates acquired 1,523,810 shares of Common Stock and the Warrants on April 16, 1999 from the Issuer, the Special Warrants on October 22, 1999 from the Issuer and 266,667 shares of Common Stock from Tinamilu Holdings Inc. and IPO International Ltd., as disclosed in Item 3 above. To the best of Southbridge's knowledge, none of the individuals or entities listed in Exhibit A have effected any transactions in Common Stock during the 60 days preceding the date of this statement.

(d) No person other than Southbridge has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock owned by it.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In addition to the agreements described elsewhere in this statement, the Issuer entered into the following agreements with Southbridge Equities and Southbridge Inc. that address registration rights:

Pursuant to the Purchase Agreement, dated April 16, 1999, the Issuer entered into a Registration Rights Agreement with Southbridge Inc. Under this Registration Rights Agreement, the Issuer shall prepare and file with the Securities and Exchange Commission (the "Commission") a shelf registration statement for an offering to be made on a continuous basis to cover the securities held by Southbridge. In addition, Southbridge has piggyback registration rights for a period of three years to request that its shares be included as part of the offering by the Issuer for its own account or for the account of any of the holders of the Issuer's equity.

Pursuant to the Purchase Agreement, dated October 22, 1999, the Issuer entered into a Registration Rights Agreement with Southbridge Equities. Under this Registration Rights Agreement, Issuer shall prepare and file with the Commission a shelf registration statement for an offering to be made on a continuous basis to cover the securities held by Southbridge. In addition, Southbridge has piggyback registration rights for a period of three years to request that its shares be included as part of the offering by the Issuer for its own account or for the account of any of the holders of the Issuer's equity.

The Issuer also entered into the Right of First Offer Agreement among Southbridge Inc. and IMSI, dated April 16, 1999, in which Southbridge has agreed to offer to sell shares to the Issuer and IMSI, and they have a period of forty-eight hours to accept the offer. Also, Southbridge has agreed to restrict the sales of certain shares within 540 days after the registered statements registering such shares.

CUSIP No. 0001121553                                           Page 7 of 9 Pages
                                   MENU - 13 D

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A         Information Concerning Executive Officers and Directors of
                  Southbridge Investment Partnership No. 1 and Southbridge
                  Capital Partners*

Exhibit B         Subscription Agreement between Southbridge Inc. and
                  International Menu Solutions Corporation, dated April 16,
                  1999*

Exhibit C         Subscription Agreement among Southbridge Equities Inc.,
                  International Menu Solutions Inc. and International Menu
                  Solutions Corporation, dated October 22, 1999*

Exhibit D         Share Purchase Agreement between Tinamilu Holdings Inc. and
                  Southbridge Equities Inc., dated November 4, 1999*

Exhibit E         Share Purchase Agreement between IPO International Inc. and
                  Southbridge Equities Inc., dated November 4, 1999*

Exhibit F         Warrant issued to Southbridge Inc., dated April 16, 1999, to purchase 200,000 shares of Common Stock of International Menu
                  Solutions Corporation at $2.25 Per Share*

Exhibit G         Warrant issued to Southbridge Inc., dated April 16, 1999, to purchase 200,000 shares of Common Stock of International Menu
                  Solutions Corporation at $2.625 Per Share*

Exhibit H         Special Warrants issued to Southbridge Equities Inc., dated
                  October 22, 1999, to purchase Class X Shares of International
                  Menu Solutions Inc.*

Exhibit I Registration Rights Agreement between Southbridge Inc. and International Menu Solutions Corporation, dated April 16, 1999*

Exhibit J         Registration Rights Agreement between Southbridge Equities
                  Inc. and International Menu Solutions Corporation, dated
                  October 22, 1999*

Exhibit K         Right of First Offer Agreement between Southbridge Inc. and
                  International Menu Solutions Corporation, dated April 16,
                  1999*

Exhibit L         Support Agreement dated November 17, 2000 by and between IMSC,
                  IMSI and Southbridge Investment Partnership No. 1.**

------------------
*    Previously filed as exhibits to Southbridge Investment Partnership No. 1's
     Schedule 13D filed August 15, 2000.

** Previously filed as an exhibit to International Menu Solutions Corporation's Form 8-K filed December 12, 2000.

CUSIP No. 0001121553                                           Page 8 of 9 Pages
                                   MENU - 13 D



                                   SIGNATURES


After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2000                SOUTHBRIDGE INVESTMENT
                                       PARTNERSHIP NO. 1

                                       By: SIPGP No. 1 Inc., its General Partner

                                       By:     /s/         Lynda King
                                          ------------------------------------
                                          Lynda King, Vice President



                                        SIPGP NO. 1 INC.

                                        By:     /s/          Lynda King
                                           ------------------------------------
                                           Lynda King, Vice President

CUSIP No. 0001121553                                           Page 9 of 9 Pages
                                   MENU - 13 D

                                  EXHIBIT INDEX

Exhibit A         Information Concerning Executive Officers and Directors of
                  Southbridge Investment Partnership No. 1 and Southbridge
                  Capital Partners*

Exhibit B         Subscription Agreement between Southbridge Inc. and
                  International Menu Solutions Corporation, dated April 16,
                  1999*

Exhibit C         Subscription Agreement among Southbridge Equities Inc.,
                  International Menu Solutions Inc. and International Menu
                  Solutions Corporation, dated October 22, 1999*

Exhibit D         Share Purchase Agreement between Tinamilu Holdings Inc. and
                  Southbridge Equities Inc., dated November 4, 1999*

Exhibit E         Share Purchase Agreement between IPO International Inc. and
                  Southbridge Equities Inc., dated November 4, 1999*

Exhibit F         Warrant issued to Southbridge Inc., dated April 16, 1999, to purchase 200,000 shares of Common Stock of International Menu
                  Solutions Corporation at $2.25 Per Share*

Exhibit G         Warrant issued to Southbridge Inc., dated April 16, 1999, to purchase 200,000 shares of Common Stock of International Menu
                  Solutions Corporation at $2.625 Per Share*

Exhibit H         Special Warrants issued to Southbridge Equities Inc., dated
                  October 22, 1999, to purchase Class X Shares of International
                  Menu Solutions Inc.*

Exhibit I Registration Rights Agreement between Southbridge Inc. and International Menu Solutions Corporation, dated April 16, 1999*

Exhibit J         Registration Rights Agreement between Southbridge Equities
                  Inc. and International Menu Solutions Corporation, dated
                  October 22, 1999*

Exhibit K         Right of First Offer Agreement between Southbridge Inc. and
                  International Menu Solutions Corporation, dated April 16,
                  1999*

Exhibit L         Support Agreement dated November 17, 2000 by and between IMSC,
                  IMSI and Southbridge Investment Partnership No. 1.**



------------------
*    Previously filed as exhibits to Southbridge Investment Partnership No. 1's
     Schedule 13D filed August 15, 2000.
** Previously filed as an exhibit to International Menu Solutions Corporation's Form 8-K filed December 12, 2000.